UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number : 001-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.

UExhibit 99.1U: Tax Opinion of Davis Polk & Wardwell, dated August 19, 2008, relating to the registrant’s 98% Principal Protected Dual Directional Barrier Notes Linked to the S&P 500® Index due August 12, 2009 as described in pricing supplement 481C dated August 15, 2008 to product supplement C dated July 15, 2008 relating to 90%-100% Principal Protection Absolute Return Barrier Notes Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds, which supplements prospectus supplement dated November 13, 2006 for Global Notes, Series A and the prospectus dated October 10, 2006 related to Registration Statement No. 333-137902.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date:	August 19, 2008	By:	/s/ Jean Devlin
			Name:	Jean Devlin
			Title:	Director

		By:	/s/ Anjali Thadani
			Name:	Anjali Thadani
			Title:	Vice President